UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Translation of registrant’s name into English)

c/o NGT Services (UK) Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒                 Form 40-F   ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Navigator Holdings Ltd. on March 20, 2023: Navigator Holdings Ltd. Preliminary Fourth Quarter and Financial Year 2022 Results (Unaudited).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: March 20, 2023	By:	/s/ Niall J. Nolan
	Name:	Niall J. Nolan
	Title:	Chief Financial Officer